February 13, 2009

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street NE
Washington, DC 20549-7010

RE:       Response to Review Letter Dated January 30, 2009
            For Kimball International, Inc.
            Form 10-K for the fiscal year ended June 30, 2008
            Definitive Proxy Statement on Schedule 14A filed September 10, 2008
            Form 10-Q for the Fiscal Quarter Ended September 30, 2008
            File # 000-03279

Dear Mr. Cash:

We have received your letter dated January 30, 2009 regarding the SEC's review of Kimball International's Form 10-K for the fiscal year ended June 30, 2008, Definitive Proxy Statement on Schedule 14A filed on September 10, 2008, and Form 10-Q for the fiscal quarter ended September 30, 2008.  We have repeated your comments and inserted our responses to your inquiries below.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 7. Management's Discussion and Analysis. . . ., page 22

Liquidity and Capital Resources, page 33

1.    Please revise future filings to present, for the most significant covenants in your credit agreement, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Kimball's Response:  In our fiscal year 2009 second quarter 10-Q which was filed on February 6, 2009, we added the following information on page 33:

"The Company believes the most significant covenants under its $100 million credit facility are minimum net worth and interest coverage ratio.  The table below compares the actual net worth and interest coverage ratio with the limits specified in the credit agreement.

Covenant	At or for the Period Ended December 31, 2008	Limit As Specified in Credit Agreement	Excess

Minimum Net Worth	$377,723,000	$362,000,000	$15,723,000
Interest Coverage Ratio	8.9	3.0	5.9

 The Interest Coverage Ratio is calculated on a rolling four-quarter basis as defined in the credit agreement."

 We will continue to include this information regarding the most significant covenants from our credit agreement in our MD&A in future filings.

 Contractual Obligations, page 35

2.   In future annual filings, please include in your table, borrowings under your credit facility.  Please also include in the table, or provide footnote disclosure thereto, the estimated cash requirements for interest on your debt and capital lease obligations.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should also be included in the table.  Refer to footnote 46 of Release No. 33-8350, Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations for guidance.

Kimball's Response:  In future annual filings, beginning with our Form 10-K for the fiscal year ending June 30, 2009, we will add the borrowings under our credit facility and estimated cash requirements for interest on our debt and capital lease obligations to the Contractual Obligations table.

Item 8.  Financial Statements and Supplementary Data, page 38
Note 5 - Commitments and Contingent Liabilities, page 54

Product Warranties, page 55

3.   In future filings, please provide the rollforward of the product warranty accrual for each period for which an income statement is presented.  Please see paragraph 14b of FASB Interpretation No. 45 for guidance.

Kimball's Response:  Paragraph 14b of FASB Interpretation No. 45 states that a tabular reconciliation of the changes in the guarantor's aggregate product warranty liability for the reporting period is required.  Given that this paragraph references a balance sheet account, our interpretation was that the "reporting period" referenced the balance sheet and thus only a two-year rollforward was required in our annual 10-K filing.  Based on your comment, we will adjust our disclosure in future annual filings, beginning with our Form 10-K for the fiscal year ending June 30, 2009, to include a rollforward for the three periods for which an income statement and cash flow statement are presented.  Our current quarterly reports on Form 10-Q already present a rollforward for the two year-to-date periods for which an income statement is presented, and thus no changes are required to our Form 10-Q.

Note 14 - Segment and Geographic Area Information, page 66

4.   In future filings, please separately disclose the net sales attributed to an individual foreign country, if material.  See paragraph 38a of SFAS 131 for guidance.

Kimball's Response:  We compile this information when completing the disclosures for our 10-K reporting.  For our fiscal year 2008, we did not have 10% or more of our total sales to any individual foreign country.  We use 10% per guidance from a previous SEC comment letter to us dated February 22, 2007.  We also considered qualitative factors in our analysis and determined that we did not have material sales to any individual foreign country.  We will continue to monitor this each year and if sales to customers in an individual foreign country exceed 10%, we will disclose appropriately.

Definitive Proxy Statement on Schedule 14A filed September 10, 2008

Annual Cash Compensation - Cash Incentive Compensation, page 10

5.   In future filings, please disclose what profitability levels are required for the named executive officers to earn incentive bonuses at the various percentage categories.  If you are relying on instruction 4 to Item 402(b) to exclude this information, please provide us supplementally with your analysis as to why you would be likely to be substantially competitively harmed if the information were disclosed.

Kimball's Response:  Our profitability levels ("Tiers") as determined under the Kimball International Inc. 2005 Profit Sharing Bonus Plan ("Bonus Plan"), constitute confidential financial information, the disclosure of which would cause competitive harm to Kimball International, Inc. ("Kimball").

Relevant Rule:

Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, a registrant may omit disclosure of performance target levels and other quantitative performance criteria when it determines that such disclosure would involve confidential financial information, the disclosure of which would cause competitive harm to the registrant.  This determination must be made based on the facts and circumstances applicable to the particular registrant, applying the same standards that would apply when a registrant requests confidential treatment of financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act ("FOIA") and Rule 80(b)(4) thereunder.

Those standards have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) ("Morton"); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. Nuclear Regulatory Commission, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh'g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff'd en banc, 975 F.2d 871 (D.C. Cir. 1992).

Under Morton, financial information will be deemed "confidential" if disclosure thereof would be likely "to cause substantial harm to the competitive position of the person from whom the information was obtained."   Under this definition, the focus of the inquiry must be the competitive harm that would be caused to Kimball by the disclosure of the Tiers, considering all the facts and circumstances applicable to the business and markets in which Kimball competes.

 Reasoned Analysis

We have made the relevant inquiry and on a reasoned basis concluded that the disclosure of the Tiers would cause us competitive harm for the following reasons:

1.    The Tiers are based upon an internal company metric - economic profit.

As described on page 11 of our Proxy Statement, economic profit Tiers are calculated based upon many unique factors: 1) net income targets; 2) capital deployed in the business; 3) a "reasonable" targeted rate of return on the capital; 4) planned new capital expenditures; and 5) performance data drawn from other public companies.    All of these factors are computed and used as inputs to calculate the Tiers, which are then reviewed and approved by the Compensation Committee of the Board of Directors ("Committee"). The Committee may also make adjustments for non-operating profit elements, as it deems appropriate. In addition, as noted in our Proxy Statement, separate detailed Tiers are set at lower operating levels within the Company, including at the group and individual business unit level. The Tiers are a unique and proprietary metric used throughout Kimball as an incentive for profitable operation in each of our businesses to drive shareholder value.

 2.    Competition in our markets is intense and disclosure of the Tiers would harm our competitive position.

The markets we serve are highly competitive and characterized by intense competition on a national and international basis. In the Furniture segment, Kimball competes with many major competitors including (among others) Steelcase, Herman Miller, HNI, and Knoll and numerous smaller companies, most of whom are private and do not publicly file financial information.  In the Electronic Manufacturing Services segment, competitors include global companies such as Hon-Hai Precision Industries, as well as large U.S. domestic manufacturers such as Jabil Circuits, Benchmark Electronics, Inc. and Plexus Corp.  Our customer base is sophisticated and demands competitive products, services, and prices. Disclosure of the Tiers would provide current and future competitors with important insights into forward-looking profit projections down to the group and individual business unit level.  Competitors would be able to use this information to make strategic decisions about how best to compete with the Company in areas such as pricing, promotional programs, product development, and product distribution.  Competitors would see a better view of our compensation plans and how they are structured to align behaviors with effective performance.  They could also determine the type of competitive compensation packages they would need to design to recruit executive talent away from Kimball.

 3.     The Tiers and their method of calculation are kept confidential.

We do not release the Tiers to the public, nor is it possible to determine them from publicly available sources. The calculation of the Tiers is completed by a small and select group of management personnel with a need to know and then reviewed and discussed with the Committee for their final approval.

Additionally, we do not provide public guidance on expected earnings. As such, the disclosure of the Tiers would involve disclosing otherwise confidential information and would likely cause confusion among financial analysts, stockholders and potential investors.

4.     The factors used to determine the Tiers are critical internal financial information which would likely have to be disclosed if the Tiers were disclosed.

Any public disclosure of the Tiers would likely need to be accompanied by some discussion of the unique factors (as detailed in # 1 above) used in determining the Tiers, their relative weightings, the method of calculating, and other material information about the development process, so that the Tiers are disclosed in an appropriate context to permit investors to understand them.   Disclosing the target levels for all of these critical financial measures would allow our competitors to see every key, critical measure of the planned financial performance of Kimball, clearly gaining them an unfair competitive advantage against us.

 5.     The existing disclosure in the Proxy Statement is sufficient to protect investors.

We believe that the information in our Proxy Statement and other public filings is sufficient to enable stockholders and potential investors to reasonably evaluate our executive compensation program and decisions to make an informed decision as to whether to invest or trade in our securities. The Tiers would not provide stockholders and investors with a more complete understanding of the operation of the Bonus Plan.

 In our Proxy Statement, we explain the number of Tiers, the factors considered in developing the Tiers, the payouts at each Tier level, where we target the cash incentive for the Named Executive Officers (NEOs), how they are paid, and a grid of payouts by participant category.  Further, we provide information on the five-year average payout percentages and the percentage payout for each NEO for the most recently completed fiscal year.  Finally, we clearly state the level of difficulty in achieving the maximum cash incentive payout.

We do not believe investors' understanding of our cash incentive compensation programs, philosophies and decisions would be appreciably improved by disclosing the Tiers.

 Conclusion

For the reasons stated above, we believe that the Tiers are confidential and therefore should not be disclosed in the Compensation Discussion and Analysis.  We believe this request strikes the appropriate balance between the continued competitive viability of Kimball and the investing public's interests in complete disclosure. We further believe that disclosure of the Tiers to the public is not necessary to assure adequate public information about Kimball's compensation programs. In fact, such disclosure would be detrimental to the interests of our stockholders and prospective investors since, as discussed above, competitors would be able to use this information to gain an unfair advantage over Kimball, resulting in competitive harm to our company.

Stock Compensation, page 12

6.   In future filings, please explain how you determine the maximum number of shares that can be awarded to each of the named executive officers if applicable profitability levels have been achieved.

Kimball's Response:  In future Proxy Statement filings, we will include an explanation of how the Committee determines the maximum number of performance shares which could be awarded to the Named Executive Officers under our 2003 Stock Option and Incentive Plan.  Our disclosure will be substantially as follows:

"The performance share awards set forth the maximum number of shares of your Company's stock which the participant is eligible to receive if the applicable profitability levels for the fiscal year have been achieved.  The maximum number of shares is determined by the Committee based upon the relative level of operational responsibilities of the NEOs for their respective business segment and the overall company, as well as the other subjective factors noted in the "Compensation Process - Determining Compensation" section of this Compensation Discussion and Analysis.  The maximum number of shares awarded for fiscal year 2010 to each of the NEOs is disclosed in the "NEOs' Compensation - Other NEO Compensation" section of this Compensation Discussion and Analysis."

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

General

7.   Please revise future filings to provide a discussion of the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity.  This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events might impact your sources of liquidity, if any.

Kimball's Response:  In our fiscal year 2009 second quarter 10-Q which was filed on February 6, 2009, we expanded our disclosure on Pages 23-24 and Page 33 of the MD&A to address the current and expected impact of the recent global economic downturn on our company.  Below are the excerpts from our MD&A which we believe currently address these risks.  We will continue to appropriately adjust our MD&A disclosures in future filings as further changes in the economy and the markets we serve dictate.

Disclosure Added on Pages 23-24 of Kimball's Form 10-Q for the Period Ended December 31, 2008

"Both of the Company's segments have been adversely impacted by the continued weakening in the global economy.  The Company experienced reduced order trends during its fiscal year 2009 second quarter ending December 31, 2008.  Open orders at December 31, 2008 were 16% lower in the EMS segment and 11% lower in the Furniture segment compared to the beginning of the second quarter.

The EMS industry sales projection for calendar year 2009 (the average projection by IDC, iSuppli, and Technology Forecasters) is for growth of 3.2%.   Semiconductor sales, though, are expected to decline approximately 7% in calendar year 2009 representing declines in end market demand for products utilizing electronic components.  Generally, as electronics end markets decline, EMS industry sales improve as customers outsource a greater portion of their electronics manufacturing to free up capital for design and marketing programs and to gain cost advantages.  However, if customers elect to in-source a greater portion of their electronics manufacturing during this economic downturn, the EMS industry could see negative growth in calendar year 2009.

The Company continues its strategy of diversification within the EMS segment customer base as it focuses on the four key vertical markets of medical, automotive, industrial control, and public safety.  The state of the automotive vertical market is the most uncertain at this time.  The Company expects the automotive demand to continue to decline but is uncertain as to how long and to what extent.  The industrial control vertical market is showing weakness due to the slowing of commercial activity along with reduced residential construction and remodeling.  The medical vertical market and the public safety vertical market both continue to send signals of strength.  Sales to customers in the medical industry are the largest portion of the Company's EMS segment with sales to customers in the automotive industry being the second largest. The Company's sales to customers in the automotive industry are diversified between more than ten domestic and foreign customers and represented approximately 29% of the EMS segment's net sales for the quarter ended December 31, 2008.  The amount of sales of electronic components that relate to General Motors, Ford, and Chrysler automobiles sold in North America were approximately 11% of the Company's EMS segment net sales during the quarter ended December 31, 2008.

Within the Furniture segment, order volumes continue to tighten and decline in both the office furniture and hospitality furniture industries.  The Business and Institutional Furniture Manufacturer Association (BIFMA International) is projecting an approximate 10% year-over-year decline in the office furniture industry for calendar year 2009.  While the Company expects its contract office furniture brand to decline at a more rapid pace than its mid-market brand due to the project nature of the contract market, it cannot predict future overall office furniture order trends at this time due to the short lead time of orders and the volatility in the global economy.  The Company expects a continued decline in order rates for hospitality furniture also as hotel occupancy rates and per room revenue rates are declining on lower consumer spending.

Competitive pricing pressures within the EMS segment and on select projects within the Furniture segment continue to put pressure on the Company's operating margins.  In addition, demand for several of the Company's office furniture products which carry a lower profit margin is outpacing demand for other higher margin products, and the office furniture sales mix is thus shifting to a less profitable mix of products.

The current economic conditions and the tightening of the credit markets have also increased the risk of uncollectible accounts and notes receivables.  Accordingly, the Company heightened its monitoring of receivables and related credit risks during the quarter ended December 31, 2008.  The Company believes its accounts and notes receivables allowance for uncollectible accounts is adequate as of December 31, 2008.  Given the current market conditions and limited credit availability, the economy could decline further potentially requiring the Company to record additional allowances.

The Company is continually assessing its strategies in relation to the significant macroeconomic challenges including the instability in the financial markets, credit availability, and demand for products.  The Company implemented various initiatives during the fiscal year 2009 second quarter in response to the deteriorating market conditions including reducing operating costs, more closely scrutinizing customer and supply chain risk, and deferring and cancelling capital expenditures that are not immediately required to support customer requirements.  The Company will continue to closely monitor market changes and its liquidity in order to proactively adjust its operating costs, discretionary capital spending, and dividend levels as needed.

The Company continues to have a strong balance sheet which includes a minimal amount of long-term debt of $0.4 million and Share Owners' equity of $377.7 million.  The Company's short-term liquidity available, represented as cash, cash equivalents, and short-term investments plus the unused amount of the Company's revolving credit facility amounts to $110.6 million at December 31, 2008."

Disclosure on Page 33 of Kimball's Form 10-Q for the Period Ended December 31, 2008
"The Company believes its principal sources of liquidity from available funds on hand, cash generated from operations, and the availability of borrowing under the Company's credit facilities will be sufficient in fiscal year 2009 and the foreseeable future. One of the Company's primary sources of funds is its ability to generate cash from operations to meet its liquidity obligations, which could be affected by factors such as general economic and market conditions, a decline in demand for the Company's products, loss of key contract customers, the ability of the Company to generate profits, and other unforeseen circumstances. Should demand for the Company's products decrease significantly over the next 12 months due to the weakened economy, the available cash provided by operations could be adversely impacted.  Another source of funds is the Company's credit facilities. The $100 million credit facility is contingent on complying with certain debt covenants."

*  *  *  *

The Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses clearly and adequately address your questions and comments.  However, if you should have further questions or require additional information, we will provide it to you promptly upon your request.  If you would like to discuss any of our responses, please call me at 812-482-8264.

Sincerely,

/s/ Robert F. Schneider

Robert F. Schneider
Kimball International, Inc.
Executive Vice President,
Chief Financial Officer